Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of DECEMBER 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Received Continued Listing Standard Notice from the NYSE

The Company Notified the NYSE that It Intends to Regain Compliance within the Prescribed Timeframe

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--December 28, 2018--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that on December 26, 2018 it received notice from the New York Stock Exchange, Inc. (the “NYSE“) that the Company is no longer in compliance with one of the NYSE’s continued listing standards for a listed company, particularly, the average closing price of the Company’s American Depositary Receipts (“ADSs”) was less than US$1.00 over a consecutive 30-trading day-period. NYSE notified the Company that it would be delisted if it is not able to comply with the NYSE continued listing standards within the applicable six-month cure period. The issuance of the notification is not discretionary and is sent automatically when a listed company’s share price falls below the NYSE’s minimum price listing standard.

The Company has a six–month cure period, which expires on June 26, 2019, to cure the deficiency and can regain compliance at any time during this six-month cure period if on the last trading day of any calendar month during the cure period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that, at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

The Company notified the NYSE on December 27, 2018 that it intends to cure this deficiency within the prescribed timeframe. Until then, the Company’s shares will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards. The Company is currently in compliance with all other NYSE continued listing standards.

The NYSE notification does not affect the Company’s Securities and Exchange Commission reporting requirements or its business operations and does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the most recent Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	DECEMBER 28, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi